ECtel Contact: Michael Neumann Senior Vice President and CFO Tel: +972-3-9002115 Email: mickeyne@ectel.com	ECtel IR Contacts: GK Investor Relations for ECtel Ehud Helft\Kenny Green Tel: + 1 646 201 9246 Email: info@gkir.com	cVidya Contact: Limor Schwartz CFO Tel: +972-3-6441644 Email: limor.schwartz@cvidya.com

ECtel Announces Agreement to be acquired by cVidya Networks in an All-Cash Merger

Merger will create one of the world’s largest revenue assurance and fraud management companies;
ECtel Shareholders to receive $21 million in cash (less transaction expenses)

ROSH HA'AYIN, Israel, October 22, 2009 – ECtel Ltd. (NASDAQ: ECTX) (“ECtel”), a leading provider of Integrated Revenue Management™ (IRM®) solutions for communications service providers, announced today that it has entered into a definitive merger agreement for the acquisition of the Company by cVidya Networks Inc. (“cVidya”), a global leader in telecom revenue management, risk management, and dealer management solutions, in a cash transaction valued at $21 million (less transaction expenses of approximately $430,000).

Under the terms of the agreement, ECtel shareholders will receive approximately $1.26 per share in cash upon the closing of the transaction, representing a premium of approximately 58% over ECtel's average closing share price over the 90 trading days ended October 21, 2009. There is no financing condition to the obligations of cVidya to consummate the transaction. The definitive agreement contains customary representations and warranties, covenants, closing conditions, termination provisions, exclusivity requirements and arrangements to handle superior proposals.
The Board of Directors of ECtel unanimously approved the agreement and recommend that ECtel’s shareholders vote in favor of the transaction.  The closing of the transaction is subject to the approval of ECtel's shareholders, certain regulatory approvals and notifications and the satisfaction of other customary closing conditions.  It is currently anticipated that the transaction will be consummated following the satisfaction of all closing conditions which is anticipated to occur by the end of 2009.  Upon the closing of the transaction, ECtel’s ordinary shares will be delisted from NASDAQ.

Each of Koor Industries and Clal Electronic Industries, the owners of an aggregate of approximately 38% of ECtel’s outstanding ordinary shares, has entered into a voting undertaking with cVidya under which it has agreed to vote all of its shares in favor of the proposed transaction, subject to customary terms and conditions.  The voting undertaking will terminate upon termination of the merger agreement in accordance with its terms.

Yair Cohen, Chairman of the Board of Directors of ECtel, commented on the transaction: “Our focus, as a Board, has always been to maximize long term shareholder value. At the Board we evaluated our strategy going forward and, while evaluating the opportunities, we also recognize the challenges of continuing the path as an independent public company operating in a competitive and consolidating market that is limited in its size.  After careful and thorough analysis, and with the completion of extensive negotiations with the buyers, the Board of Directors has decided to endorse this transaction as being in the best interest of our shareholders and recommends that it be approved by the shareholders.”

Itzik Weinstein, President and CEO of ECtel added: "This merger, which brings together two key players in the industry, enables us, as part of a unified group, by leveraging inherent synergies, to further expand our product offering, customer base and geographic breadth. Furthermore, it grants us the necessary tools to further strengthen and grow our standing in the global marketplace. As demand for revenue assurance and fraud management products rises, solutions such as ECtel’s become ever more critical by offering both tangible benefits and a competitive edge to communications service providers. This transaction presents substantial opportunities for our customers, employees and partners, and we will work towards completing the transaction in a swift and efficient manner. Our success is driven by the hard work, commitment and dedication of our capable employees around the world and I thank them for their invaluable contribution."

Alon Aginsky, President, CEO and Founder of cVidya Network, concluded:  “We look forward to having the ECtel team join us.  ECtel is a great company, with an impressive talent pool, top notch customer base and leading quality products. This strategic acquisition marks another significant milestone in our growth strategy of expanding our foothold in the communication, media and entertainment markets, by creating the largest and most innovative company in the world offering revenue management, fraud management, dealer management and clearinghouse services.  We are excited about the many and varied opportunities presented by this move, and believe it will lead to accelerated growth and profitability.”

About ECtel
ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management™ (IRM®) solutions for communications service providers. A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices and has a presence in the Americas, Europe and Asia. For more information, visit www.ectel.com.

About  cVidya
cVidya Networks is a global leader in telecom Revenue Management, Risk Management, and Dealer Management solutions. Based on highly-advanced revenue assurance technologies, full compliance with industry standards, and market proven methodologies, cVidya`s MoneyMap platform has already helped to reduce costs and reclaim hundreds of millions of dollars in lost revenues for leading fixed, mobile and triple-play communication service providers. cVidya's customers include British Telecom, Telefónica, Vodafone, Swisscom, Telecom Italia, Cable & Wireless, and more. cVidya received the Best Revenue Assurance and Management Project Award at the World BSS Awards 2008. For more information, visit www.cvidya.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the possible slow-down in expenditures by telecom operators, adverse effects of market competition and the impact of competitive pricing and offerings, ,the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the unpredictability of the telecom market, product and market acceptance risks, the ability to complete development and market introduction of new products, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company’s annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel disclaims any obligation to so update these forward-looking statements and undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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